Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following transcript is for a podcast made available to all Baker Hughes employees on October 16, 2015.

Baker Hughes Red-Blue Podcast Series
Podcast #1: “A Conversation with Belgacem Chariag”
AUDIO TRANSCRIPT

Participants

Interviewer: Mary Wiggins – Director of Internal Communications

Interviewee: Belgacem Chariag – VP and Chief Integration Officer

Introduction

Mary Wiggins:

Hello and welcome to the Red-Blue Podcast Series. I’m Mary Wiggins and with me I have Belgacem Chariag, Vice President and Chief Integration Officer and member of our executive leadership team. To give you some background on Belgacem, he’s held a variety of leadership positions within the company in last six years, including as president of the Eastern Hemisphere, and most recently as president of Global Products and Services. Currently Belgacem serves as the Baker Hughes Chief Integration Officer, leading our company’s efforts in the pending acquisition by Halliburton. Belgacem, thank you so much for joining us today.

Belgacem Chariag:

Well, good morning, Mary, and it’s my pleasure to be here. Thank you for the opportunity. I think these podcasts are a great way to share information with our employees. You know, we’ve had recent surveys with our employees and managers and we got strong feedback that our communication needs to be more frequent and in a more creative way. So we did take this to heart and we realize that changes often come with a lot of speculation, especially if they are with this magnitude, and that we want our employees to understand the facts about this proposed merger.

That said, I hope everyone understands that there are legal considerations and many things that we simply cannot talk about because we don’t know at this point of the process, so I do hope that these podcasts will bring more clarity and a little more information to our employees.

Q&A

Mary Wiggins:

Absolutely. So let’s start with an update. So what stage of the integration planning process are we in right now?

Belgacem Chariag:

Okay. Well, you know, we’ve been in this process for almost ten months at the moment. As you can imagine, we have efforts to try to join two companies the size of Baker Hughes and Halliburton and we know that is going to be complicated. It has been an amazing experience though so far, and I have had the privilege of watching two great companies work together under a very contained and appropriate framework, of course, to plan a successful integration and I’m very proud to be part of this.

All our functions today and products and services are in their full planning mode, doing the integration planning, and they are preparing what we refer to as Day 1 which is a very important day in the companies coming together.

Mary Wiggins:

So, how do you make sure that Baker Hughes’ information is protected throughout this process?

Belgacem Chariag:

First let me restate the obvious. Until the transaction closes, we have to remember that we are still competitors, both Baker Hughes and Halliburton, in every sense of the word. To allow or enable the process to work, we have established ways of working so that we enable the sharing of certain information that is considered potentially competitive or to a certain extent sensitive. We have created and agreed on a legal protocol that enables us to do that in order to protect both companies. The protocol is very clear, it is very binding, and it is definitely extremely critical for the success of this process. Parallel to that, we have established a way of working so that our integration planning efforts are totally separate from our day-to-day business at Baker Hughes.

Mary Wiggins:

So I’m curious, how do you and your counterpart at Halliburton keep on top of the progress? Certainly this is just a massive undertaking.

Belgacem Chariag:

It’s a great question. I do have regular contact with Mark McCollum who is my Halliburton counterpart. We talk very frequently and we discuss relevant integration planning challenges, and how to maintain a strong collaborative environment between our two joint integration teams, and that is extremely important for both of us.

As far as updates from the Integration Planning Teams, we have joint what we call all-day meetings where the leaders from both sides of each workstream, they come together and report on their progress. We talk about integration plan priorities, we talk about barriers to success, and we talk about mitigation plans, of course. And so far there have been several of these meetings and these meetings have been a chance for joint work teams to do some validation or to, an extent, pressure-test their plans and report their readiness for Day 1.

Mary Wiggins:

So you’ve mentioned Day 1 a couple of times. If you could, can you define that for us?

Belgacem Chariag:

Right. Day 1 is actually the first day the companies come together following the transaction close. It is important to have a very successful Day 1 in any of these transactions. This means that it’s important that there is a seamless transition with very minimum disruption for both our employees and our customers.

Mary Wiggins:

Can you give us an example of what a Day 1 imperative looks like?

Belgacem Chariag:

Great. We have several Day 1 imperatives that we’re looking at in all the workstreams. Let me take IT as an example, first one. What imperatives in Day 1 for IT is that every Baker Hughes employee will have a Halliburton email, they will have access to cross-company information straightaway on Day 1. Another example is from finance. We need to have solutions for things like inter-company transactions, management reporting and overall approval process. Another example is related to operational readiness, and that is to have very clear structure, clear roles and responsibilities, uninterrupted execution and sales processes, etc. And the goal of the integration planning is to deliver a successful Day 1 and a viable plan to transition all other integration elements post that day.

Mary Wiggins:

So let’s shift gears just a little bit and talk about the recently proposed Baker Hughes divestitures. How does this announcement impact employees who are currently a part of those businesses?

Belgacem Chariag:

Let me first restate something we did in the announcements, and that is, this is a proposal to go to market for sale of certain businesses in the absence of any formal guidance or feedback from the competitive authorities. We need to establish that. In the short-term, there should be absolutely no impact on the employees. Currently the divestiture teams are in place, they are analyzing work forces and business needs, and as plans get developed, employees who are anticipated to be part of this divested business will be notified, but the timing will vary, depending on the individual roles. Meanwhile, we have to stay focused and we act as a single company until the transaction closes.

Mary Wiggins:

So from a practical standpoint, how do you go about preparing for a divestiture?

Belgacem Chariag:

Well, there are a couple of pieces to this and I’m personally learning in this process myself. First, there is the effort to market the business and make it ready to be looked at by buyers. We are assembling, to that sense, the information that prospective buyers will need to evaluate this business. That involves, for instance, separating our financials, looking at assets, looking at support resources, etc. The second piece to this is to assemble a strong management team and a full structure that is capable of transitioning the business to the new owner in a very safe and successful manner.

Mary Wiggins:

So, are we addressing customers and supplier questions about the impact of these potential divestitures?

Belgacem Chariag:

Well, immediately after the press release, we have communicated with our customers globally. We’ve used the channels of our regions and operations and sales organization as well. We’ve sent very clear messages to our customers: the first one is that we are committed to providing safe and uninterrupted services through the whole process; that we intend to sell the business to buyers that will manage them for continued success and can maintain existing contractual obligations that we already have with them; that we will strive to make the transition of these businesses as seamless as possible for our employees and customers; and last but not least, that we will remain operating as one Baker Hughes until the sale of the businesses is complete and the overall acquisition of Baker Hughes by Halliburton is closed. In the same spirit, we have also communicated similar messages to our suppliers and vendors who are an important part of our supply chain and our business day-to-day.

Mary Wiggins:

So what can we expect to see now in the merger process?

Belgacem Chariag:

Our top priority is, of course, to continue to respond to requests from various jurisdictions and competition authorities around the world. We continue to be ready to market these proposed businesses for sale, and we continue to plan for a very successful Day 1, and creating all the required transitions and plans that are going to be needed beyond that Day 1.

Mary Wiggins:

That makes sense. So, Belgacem, any other closing thoughts?

Belgacem Chariag:

Well, thank you, Mary. First let me take the opportunity to really thank all the employees for their resilience and hard work all along the period of this high uncertainty. I hope that I can be able with my team to become even closer to our people through some more frequent communications. As such, I want to let everyone know that there will be more future podcasts like this and that you will hear from members of the Integration Planning Teams about a variety of topics. The first one, I believe, will be from Dale Kunneman and Andy Esparza on Talent Alignment, which I am sure is of great interest to all employees.

Conclusion

Mary Wiggins:

Well, thank you, Belgacem, for joining us today.

Belgacem Chariag:

Well, thank you, Mary. I have certainly enjoyed it and I do hope that it’s been useful for everyone. Thank you.

Mary Wiggins:

As a reminder, if you have a question for Belgacem or any member of the Integration Planning Team, please send it to askredblue@bakerhughes.com. Thanks for listening.

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Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Baker Hughes Incorporated (“Baker Hughes”) and Halliburton Company (“Halliburton”). In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Baker Hughes and Halliburton and other documents related to the proposed transaction.  The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Baker Hughes and Halliburton.  INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND HALLIBURTON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Baker Hughes and/or Halliburton through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@halliburton.com or by phone at +1-281-871-2688.

Participants in Solicitation

Baker Hughes, Halliburton, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the SEC on July 23, 2015. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the SEC on July 24, 2015.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Baker Hughes by Halliburton, including any statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton’s and Baker Hughes’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,”

“predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Baker Hughes and Halliburton, that could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Baker Hughes and Halliburton and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Baker Hughes and Halliburton, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; civil unrest, government expropriations and/or epidemic outbreaks; final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court's September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court's rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP's April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures. Expectations regarding business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, oil and natural gas market conditions, customers’ business plans, market share and contract terms, costs and availability of resources, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters. Additional information concerning these and other factors can be found in Baker Hughes’ and Halliburton’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at http://www.sec.gov, including Baker Hughes’ and Halliburton’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The foregoing list of important factors is not exclusive. Baker Hughes’ forward-looking statements are based on assumptions that Baker Hughes believes to be reasonable but that may not prove to be accurate. Baker Hughes and Halliburton assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.